BNB Plus Corp

25 Health Sciences Drive

Stony Brook, NY 11790

October 1, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington D.C. 20549

Re:	BNB Plus Corp.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-298025

Ladies and Gentlemen:

On August 5, 2026, BNB Plus Corp (the “Company”) initially filed the Registration Statement on Form S-1 (File No. 333-298025) (together with the exhibits, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer has a contractual obligation to register for resale shares of its common stock pursuant to the Registration Rights Agreement, dated May 26, 2026, as amended on June 23, 2026 and as further amended on September 28, 2026 (the “Registration Rights Agreement”) and does not intend to register for resale such shares unless and until holders of certain of the Company’s securities demand resale registration pursuant to the Registration Rights Agreement. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Alex McClean of Harter Secrest & Emery LLP at (585) 231-1248. We thank you in advance for your prompt consideration.

Sincerely,

BNB Plus Corp.

By: /s/ Clay Shorrock_______________
Clay Shorrock
Chief Executive Officer